Franklin Flex Cap Growth Fund

a series of Franklin Strategic Series

URGENT NOTICE

We need your proxy vote!

Dear Shareholder:

The Special Meeting of Shareholders for the Franklin Flex Cap Growth Fund (the “Fund”), a series of Franklin Strategic Series (the “Trust”), scheduled for August 5, 2016 is fast approaching.  Our records indicate that you have not voted.  Your voice is very important in this proxy voting process.  If you do not plan to attend the shareholder meeting in person, it is critical that we obtain your proxy vote prior to the shareholder meeting scheduled on August 5, 2016.

The proposal to approve a Plan of Reorganization between the Franklin Flex Cap Growth Fund and the Franklin Growth Opportunities Fund has been carefully reviewed by the Board of Trustees of the Trust.  The Board of Trustees unanimously recommends that you vote FOR the proposal.

Voting is quick and easy. Please vote now using one of these methods	1. Vote By Internet
Please visit the website noted on the proxy voting card and follow the online instructions.
2. Vote by Touch-Tone Phone
Please call the toll-free number printed on the proxy voting card and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.
3. Vote by Mail
Please mail your signed proxy voting card in the postage-paid envelope.

PLEASE VOTE YOUR PROXY NOW

If you have already voted, thank you for your response.  If you have any further questions, please contact our Proxy Solicitor, Boston Financial Data Services, toll free at 1-855-648-2889.  In addition, all proxy materials are conveniently available online at the website noted on the proxy voting card.  We appreciate your immediate attention. Thank you.